September 26, 2019

Chris Gannon
President and Chief Executive Officer
Energy Recovery, Inc.
1717 Doolittle Drive
San Leandro, CA 94577

       Re: Energy Recovery, Inc.
           Registration Statement on Form S-3
           Filed September 12, 2019
           File No. 333-233730

Dear Mr. Gannon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Andrew D. Thorpe, Esq.